

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

June 10, 2010

<u>By facsimile to (713) 512-6299 and U.S. Mail</u>

Mr. David P. Steiner
Chief Executive Officer
Waste Management, Inc.
1001 Fannin Street, Suite 4000
Houston, TX 77002

Re: Waste Management, Inc.
    Annual Report on Form 10-K for the fiscal year ended December 31, 2009
    Filed February 16, 2010
    Definitive Proxy Statement on Schedule 14 A
    Filed March 29, 2010
    File No. 1-12154

Dear Mr. Steiner:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

    If you have questions about our review of these filings, you may direct them to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Dietrich A. King, Staff Attorney, at (202) 551-3338.

                    Very truly yours,

                    Pamela A. Long
                    Assistant Director